Kidoz Inc. Suite 220, 1685 West 4th Avenue, Vancouver, BC V6J 1L8, Canada Ph: (888) 374 2163 Fax: +1 (604) 694 0301

Aamira Chaudhry

Division of Corporation Finance Office of Trade & Services

United States Securities and Exchange Commission.

Washington, DC

20549

United States of America

January 30, 2024

Dear Sirs

Re Kidoz Inc. Form 20-F for Fiscal Year Ended December 31, 2022

File No. 333-120120-01

Since 2015, Kidoz Inc. has been a “reporting issuer” under Canadian provincial securities legislation and a listed Company on the TSX Venture Exchange and complies with the related requirements as a reporting issuer and the rules and regulations for that Exchange.

In response to your letter dated January 17, 2024, we will address your points as follows:

Point 1

Effective January 1, 2023, Kidoz Inc. (the “Company”) continued out of the jurisdiction of the Anguillan Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”), therefore starting February 22, 2023, since we are a foreign private issuer, we commenced using reporting forms Form 6-K and Form 20-F. On November 30, 2023, we held our 2023 Annual General meeting (“AGM”) and on December 1, 2023, we filed a Form 8-K to reports the results of our AGM. We were under the understanding at the time that these results should be reported on a Form 8-K, which we had done in the past. We now understand this was a mistake and that we should have reported the results on a Form 6-K. Going forward we will not make this mistake again and will only use forms applicable for foreign private issuers. (i.e. Form 6-K and 20-F)

Point 2

Coral Reef Marketing Inc. was a long-time dormant subsidiary of Kidoz Inc. It did not hold any assets or liabilities. To clean up the corporate structure of Kidoz Inc. (the parent company), Kidoz Inc. (the Company) as noted in our Form 8-K, merged Coral Reef Marketing Inc. with Kidoz Inc. and Kidoz Inc. is the surviving company.

Therefore, in answer to the following questions:

a)	“Please explain to us who “the Company” represents for this purpose”

The Company is Kidoz Inc.

b)	Additionally, provide us with an analysis under the Securities Act of 1933, as amended, and the regulations and rules thereunder supporting your conclusion as to whether the change in domicile is a transaction subject to registration under this act or is exempt from registration thereunder.

We relied on the exemption as stated in the provisions of section 5 of the Act (15 U.S.C. 77e), and provided for under Regulation S and Rule 802, which per Section 230.82 - Exemption for offerings in connection with an exchange offer or business combination for the securities of foreign private issuers are as follows:

1)	Limitation of US Ownership. As at January 1, 2023, less than 10% of our common shares in Kidoz Inc. (Our outstanding class of securities) were held by United States shareholders (as determined under the definition of “U.S. holder” in § 230.800(h).
2)	Equal Treatment – as per the following filings, we have informed all shareholders, including the US shareholder about the continuation into Canada and allowed all shareholders to vote on the matter.
3)	Information documents –

(i)	Unfortunately, we were not aware that we should be filing a Form C-B and a Form F-X appointing an agent for service of process in the United States. We propose to file the attached Form C-B and Form F-X forthwith.
(ii)	As per the following filings, we have disseminated to all shareholders including our United States shareholders informing them about the continuation into Canada.
(iii)	The following filings have been made both in the United States with Edgar and in Canada with SEDAR. All filings have been made with both methods and no shareholder has been adversely affected.

Filings that have previously been made are as follows:

●	Schedule 14A – Proxy statement filed October 12, 2022, announcing the plan to continue the Company out of Anguilla and into Canada and all our shareholders were allowed to vote on the matter.

●	Form 8-K – filed November 30, 2022, announcing that our shareholders have approved the continuation into Canada.

●	Form 8-K – filed January 5, 2023, which included the following exhibits:

-	The press release announcing the continuation of Kidoz Inc. out of Anguilla into Canada, effective January 1, 2023,
-	The Kidoz Inc. bylaws, updated in accordance with Canada Business Corporations Act.
-	The Kidoz Inc. Certificate of Continuance issued by Canada Business Corporations Act.
-	The Kidoz Inc. Articles of Continuance filed with Canada Business Corporations Act.

●	Form 8-K – filed January 11, 2023, which included the following exhibits:

-	The press release announcing the continuation of Kidoz Inc. out of Anguilla into Canada, effective January 1, 2023,
-	The material change report on Form 51-102F3

In addition, we consider the continuation into Canada, will be beneficial for our shareholders including our United States shareholders for the following reasons:

●	Improved regulation since now the Company will be reporting under Canadian rules and regulations which are more onerous than Anguillian rules and regulations.
●	Reduction in costs. Kidoz Inc. (The Company) will no longer be required to hold an office in Anguilla.

Please find attached the Form C-B and Form F-X which we have filed on January 30, 2024.

Please do not hesitate to contact us if you have any further questions.

Yours Sincerely

/s/ H. W. Bromley
Henry Bromley
CFO
Kidoz Inc.